Market Vectors ETF Trust
335 Madison Avenue, 19th Floor
New York, New York 10017

March 1, 2010

Securities and Exchange Commission
Judiciary Plaza
100 F Street, N.E.
Washington, D.C. 20549
Attn: Mr. Kevin Rupert, Division of Investment Management

Re:	Market Vectors ETF Trust (the “Trust”)
(File Nos. 333-123257 and 811-10325)

Dear Mr. Rupert:

Thank you for your telephonic comments regarding the Trust on January 28, 2010. In the following discussion, we have summarized your oral comments in bold and provided the Trust’s responses immediately thereafter.

Comment 1.	Please consider making available the most recent semi-annual and annual report for each series of the Trust (each, a “Fund”) on the Trust’s portion of www.vaneck.com (the “Website”).

	Response 1.	We will make the most recent semi-annual and annual report for each Fund available on the Website.

Comment 2.	Consider adding disclosure in each Fund’s prospectus that conveys the fact that with respect to securities a Fund lends, it may not be fully collateralized.

	Response 2.	We have reviewed the securities lending disclosure in the current prospectus for each Fund and believe that it adequately addresses the potential risk for collateral to be lost.

Comment 3.	Consider noting in each Fund’s annual/semi-annual report that just because a security has been fair valued, it does not necessarily mean that the security is illiquid.

	Response 3.	We will consider adding disclosure on this point.

Comment 4.	Each Fund’s statement of operations includes a line item called “Indicative optimized portfolio value”. Please explain what this is.

	Response 4.	“Indicative optimized portfolio value” is an estimate of the value in U.S. dollars of a share of a Fund that is required, by the NYSE Arca, to be disseminated every 15 seconds during regular trading hours.

Comment 5.	Where a Fund has not been in operation for a full six months, please disclose in the expense example included in the Explanation of Expense in each Fund’s annual/semi-annual report how many days during the six month period the Fund was in operation.

	Response 5.	We will add this disclosure in each relevant financial report.

Comment 6.	Please confirm that in instances where a Fund has a receivable as a result of the Adviser’s fee expense/waiver, such receivable is being settled in the same fashion as the fees paid by the Fund to the Adviser.

	Response 6.	We confirm that such receivable is being settled in such fashion.

Comment 7.	Please consider expanding the outer ranges for the premium/discount information disclosed in each Fund’s annual report to capture the highest outer range of the premium/discount frequency.

	Response 7.	We will review the ranges and consider revising them accordingly.

Comment 8.	Please confirm that information is being presented on the Website as required by Condition 5 of the Trust’s exemptive order issued on May 2, 2006.

	Response 8.	The Trust confirms that the Website contains the information required by Condition 5 of the exemptive order issued on May 2, 2006.

* * * * *

     As you have requested and consistent with Commission Release 2004-89, the Trust hereby acknowledges that:

  the Trust is responsible for the adequacy and accuracy of the disclosure in the filings;

  the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

  the Trust may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 293-2029. Thank you.

Best regards,

/s/ Jonathan R. Simon

Jonathan R. Simon